
sunny
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FUNDRAISING
how you can invest in Sunny

sunnyperiod

sunnyperiod EXCITING NEWS 👀

as many of you know, Sunny is a startup and is constantly innovating, testing, and raising funds to make this all happen! for the first time ever, Sunny's opening our fundraise to the public!!! 🎉

typically we keep our funding rounds open to VCs, Angels and pitch competitions, but every once in a while, we get one of you asking how you can further support us or invest in Sunny! ☀️

no, this is not a donation, you would actually have the opportunity to invest in Sunny. all the funds raised are going toward continued manufacturing, innovation, testing, and prioritizing the needs of all people with periods. 🩸

if you're interested in being a part of the menstrual movement, click the link in our bio to learn more! and if you're just here for the Sunny Cup + Applicator, no worries, we're continuing to prioritize manufacturing and shipping and are so excited for you to receive yours! 🧡

note: we are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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